

Mail Stop 3561

May 11, 2010

Mr. Matthew C. Moellering
Chief Financial Officer
Express Parent LLC
One Limited Parkway
Columbus, OH 43230

> **RE: Express Parent LLC**
> **Amendment to Registration Statement on Form S-1**
> **File No. 333-164906**
> **Filed May 11, 2010**
> **Supplemental Letter**
> **Dated May 10, 2010**

Dear Mr. Moellering:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   We refer you to your letter dated May 10, 2010 and your statements regarding the company to be formed and the signatories to the registration statement. Please confirm that:

- Express, Inc. will file a post-effective amendment as soon as practicable after pricing and before closing expressly adopting the registration statement as its own registration statement for all purposes under the Securities Act of 1933 and the Securities Exchange Act of 1934 and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the succession, or necessary to keep the registration statement from being misleading in any material respect;

- The post-effective amendment will be signed on behalf of Express, Inc. and Express, Inc.'s then current officers and directors, as applicable; and,
- A new signed and dated legality opinion will be filed with the post-effective amendment removing the qualifications, assumptions and limitations associated with your current opinion as they relate to the Reorganization or other matters.

2.   We note that your current legality opinion is addressed to Express, Inc., an entity that has yet to be formed. Please advise us why you believe it is appropriate for the validity opinion to be addressed to an entity that is not the registrant or formed as of the date of the opinion.

3.   We note your response to comment two from our letter dated May 6, 2010. It is unclear how the phrase "in connection with its investment" affects the parties, and it is unclear to what extent Golden Gate may use your non-public financial information for its own investments in, for example, you. Please advise us of the scope and meaning of the phrase. In so doing, it may be helpful to provide a list of examples of permitted and prohibited uses pursuant to this clause so that we may better understand its scope.

Financial Statements

Notes to Consolidated Financial Statements

Note 17 – Subsequent Events, F-41

4.   Please revise to disclose the pertinent details regarding the Conversion Agreement dated May 10, 2010 (i.e. Exhibit 2.3). Among other details, ensure to disclose that you will be converting from an LLC to a C corporation after your offering is declared effective but prior to the sale of any shares related to your offering.

<u>Closing Comments</u>

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director